Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No.
333-177923 May 19, 2014

J. P. Morgan Mozaic Fixed Income(100) Index (USD)

Overview

The USD-denominated J.P. Morgan Mozaic Fixed Income Index (USD) (the "Index")
seeks to provide synthetic exposure to a broad basket of fixed income futures indices in global developed markets. The Index rebalances monthly across these underlying indices using a momentum based strategy and implements a strategy that reacts to changes in the Federal Reserve Target Rate.

The Index synthetically replicates up to 12, subject to certain exceptions, long and/or short positions, which we refer to as constituents, in its 19 underlying indices, selected on the basis of ranking relative performance.
Exposure to the Index and each selected constituent is leveraged up or down to target a volatility of 4.0% per annum, as described below. The Index incorporate an adjustment factor fee of 0.55% per annum, which is deducted daily.

Hypothetical* Historical Constituent Allocation

The following charts depict the hypothetical allocation between short
Constituents (shown in green) and long Constituents (shown in blue) included in the Index throughout the periods indicated. The left axis indicates the percentage that the Index was either long or short its Constituents for the applicable period. The right axis indicates the level of the 10 year U.S.
dollar swap rate, which is a benchmark for interest rates generally.

Source: JPMorgan and Bloomberg

Hypothetical* Back-Tested Index Excess Returns and Volatility

Hypothetical* Index Levels

       4 - 0 r

Source: JPMorgan and Bloomberg

Features of the Index

[] Long/short exposure to developed fixed income markets through the Index
(specifically, the U. S. , Germany and Japan).

[] The Index seeks to identify momentum trends in its underlying constituents on a monthly basis (with the exception of January) by reviewing each constituent's performance, which will be the long or short performance of the relevant underlying index, over the prior 66 calculation days and taking a position in up to 12 of the best performing ones.

[] Each of those best-performing  constituents must also have a return greater
than -1.0%   over the prior 10 calculation days, otherwise it is discarded from the monthly rebalancing.

[] The Index and each of its constituents are targeted to a 4.0%  per annum volatility, based on the greater of their 20-  and 66-  calculation day realized volatilities.  The exposure to each selected constituent and to the
Index is then scaled by a leverage factor with the goal of producing a portfolio volatility of 4.0%  per annum.

For example, if a constituent has 20-calculation  day realized volatility of
1.0%  and 66-calculation  day realized volatility of 2.0%,  the 66-calculation day realized volatility will be used, and a leverage factor of 200% will be applied, subject to a cap.

[] To short fixed income in a raising rate environment, a strategy based on the
Federal Reserve Target is employed.  If the U. S.

Federal Reserve has raised its target rate over the prior 66- calculation days, the Index will provide 33% exposure to each of: a) the selected momentum-based portfolio, b) a short position in the synthetic J. P.  Morgan USD Curve Index
(USD) and c) a short position in the J. P.  Morgan Front Eurodollar Futures
Tracker Index (USD).

[] See "Selected Risks" on the following page for information about risks associated with the Index.

                                        Five Year  Ten Year   Ten Year     Ten Year
                               One Year Annualized Annualized Annualized  Information Ten Year
                                Return    Return     Return    Volatility  Ratio***   Correlation
------------------------------ -------- ---------- ---------- ----------- ----------- -----------
   J.P. Morgan Mozaic Fixed     -1.97%    3.30%      3.43%      3.61%        0.95          -
Income Index (USD) (JMOZFIUS)
------------------------------ -------- ---------- ---------- ----------- ----------- -----------
 Barclays US Agg Total Return
     Value Unhedged USD         -0.44%    4.63%      2.89%      3.69%       0.784      20.73%
         (LBUSTRUU)**
------------------------------ -------- ---------- ---------- ----------- ----------- -----------
iShares 20+ Year Treasury Bond  -9.86%    2.28%      0.95%     13.98%       0.068      27.53%
         ETF (TLT US)**

Source: JPMorgan and Bloomberg

* All levels prior to Sept. 14, 2012 represent back-tested performance.
Back-tested performance information is solely hypothetical and for information purposes only. The hypothetical and historical returns set forth above are illustrative and may not be the actual returns on the Index. Please refer to the disclaimer at the end of this document.

** The applicable closing price or index level has been converted to an excess return level, where the returns are those in excess of the J.P. Morgan USD 1
Month LIBOR Cash Index (JPCAUS1M).

*** "Ten Year Information Ratio" means the Ten Year Annualized Return divided by the Ten Year Annualized Volatility.

J.P. Morgan Structured Investments | 800 576 3529 |
JPM_Structured_Investments@jpmorgan.com May 2014

J. P. Morgan Mozaic Fixed Income Index (USD)

Index Constituents

 Class     Sub-Sector            Index Name            Bloomberg
                                                         Ticker
------- ------------------- -------------------------- ---------
          Short-Term US      J.P. Morgan U.S. 2-Year
            Treasuries        Note Futures Tracker     JFBU2USD
                                  Index (USD)
         Medium-Term US      J.P. Morgan U.S. 5-Year
                              Note Futures Tracker     JFBU5USD
            Treasuries            Index (USD)
          Long-Term US      J.P. Morgan U.S. 10-Year
            Treasuries        Note Futures Tracker     JFBU10US
                                  Index (USD)
        Short -Term German J.P. Morgan Euro-Schatz
 Bond                         Futures Tracker Index    JFBEDUUS
               Note
Futures                              (USD)
                             J.P. Morgan Euro-Bobl
           Medium-Term        Futures Tracker Index    JFBEBLUS
           German Note               (USD)
                             J.P. Morgan Euro-Bund
        Long-Term German      Futures Tracker Index    JFBERXUS
               Note                  (USD)
                                J.P. Morgan 10Y
            Long-Term        Japanese Government
          Japanese Note       Bond Futures Tracker      J10EUSJP
                                  Index (USD)
                               J.P. Morgan Front
                            Eurodollar Futures Tracker  JFLFUS1U
                                  Index (USD)
                            J.P. Morgan Second Near
                            Eurodollar Futures Tracker  JFLFUS2U
                                  Index (USD)
            Eurodollar       J.P. Morgan Third Near
             Contracts      Eurodollar Futures Tracker  JFLFUS3U
                                  Index (USD)
                            J.P. Morgan Fourth Near
                            Eurodollar Futures Tracker  JFLFUS4U
                                  Index (USD)
                             J.P. Morgan Fifth Near
Money                       Eurodollar Futures Tracker  JFLFUS5U
                                  Index (USD)
Market
Futures                     J.P. Morgan Front Euribor
                              Futures Tracker Index     JFLFEU1U
                                     (USD)
                            J.P. Morgan Second Near
                             Euribor Futures Tracker    JFLFEU2U
                                  Index (USD)
                             J.P. Morgan Third Near     JFLFEU3U
         Euribor Contracts   Euribor Futures Tracker
                                  Index (USD)
                            J.P. Morgan Fourth Near
                             Euribor Futures Tracker    JFLFEU4U
                                  Index (USD)
                             J.P. Morgan Fifth Near
                             Euribor Futures Tracker    JFLFEU5U
                                  Index (USD)
Spread  Euro 2s10s Spread    J.P. Morgan EUR Curve
Based          Index              Index (USD)           JPVEU210
Futures Dollar 2s10s Spread  J.P. Morgan USD Curve      JPVU0210
Indices        Index              Index (USD)

SEC Legend: JPMorgan Chase and Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate.
Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase and Co. has filed with the SEC for more complete information about JPMorgan Chase and Co. and this offering. You may get these documents without cost by visiting
EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase and Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus, the prospectus supplement as well as any relevant product supplement, underlying supplement and term sheet if you so request by calling toll-free 866-535-9248.

Selected Risks

[] Potential conflicts of interest may exist between the operation of the Index and the normal business activities of J. P.  Morgan, its affiliates, or their respective related persons.

[] J. P.  Morgan Securities plc, is the calculation agent of the Index and each underlying index and may adjust the Index or an underlying index in a way that affects its level.

[] The Index may not be successful in implementing its overall investment strategy.

[] Because the Index may include notional short positions, the Index may be subject to additional risks, including unlimited risk of loss.

[] The Index is subject to interest rate risks, in particular changes to interest rate policy that may be implemented by the U. S.  Federal Reserve.

[] The bond futures and spread based future indices may be affected by changes in the perceived creditworthiness of the sovereign issuers that issue the underlying bonds.

[] The constituent indices of the Index may be affected in unexpected ways by the recent sovereign debt crisis in Europe and related global economic conditions.

[] The Index and the constituents may not achieve the target volatility.

[] The Index may be partially uninvested.

[] The Index may be affected by significant volatility in the constituents, each of which is subject to the volatility associated with futures contracts.

[] The level of the Index will reflect the deduction of a fee of 0.55%  per annum.

[] The Index may be subject to increased volatility due to the use of significant leverage as part of the volatility-targeting  feature.

[] The Index and its constituents have limited operative histories any may perform in unanticipated ways.

[] The hypothetical back-tested performance of the Index does not represent the actual historical performance of the Index, has not been verified by an independent third party and may not be indicative of future results.

[] Movements in the underlying indices may be highly correlated and/or changes in the levels of the underlying indices may offset each other.

[] The Index will be subject to currency exchange risk because the returns underlying some of the constituents are converted into U. S.  dollars.

[] The Index is subject to risks associated with non-U.  S.  securities markets.

[] The Index comprises notional assets and therefore there is no actual portfolio of assets to which any person is entitled to or in which any person has an ownership interest.

Disclaimer

This material has been prepared solely for informational purposes.
Nothing in this material or any other communications related thereto should be deemed to or be construed as creating a "fiduciary relationship".
During the course of normal business, JPMorgan Chase and Co. and its affiliates
("J.P. Morgan") may enter into or promote, offer or sell transactions or investments linked to the Index, or any of the fixed income securities or currencies referenced in the Index. Neither J.P. Morgan have any duty to consider the circumstances of any person when participating in such transactions or to conduct themselves in a manner that is favorable to anyone with exposure to the Index.

Persons interested in the Index should refer to the official Index Rules, when available, for a complete description of the rules and methodology for the
Index. Opinions expressed herein may differ from the opinions expressed by other areas of J.P. Morgan, including research.

The simulated data was constructed using certain procedures that may vary from the procedures used to calculate the Index going forward, and on the basis of certain assumptions that may not hold during future periods. The variations in procedures used in producing simulated historical data from those used to calculate the Index going forward could produce differences in returns of indeterminate direction and amount. Past hypothetical performance results are neither indicative of nor a guarantee of future returns. Actual results will vary, potentially materially, from the hypothetical historical performance described herein. There is no guarantee that the Index will outperform any alternative investment strategy, including the Barclays US Aggregate Total
Return Index Unhedged USD or the iShares Barclays 20+ Year Treasury Bond Fund.

Past performance is not indicative of future results.

No one may reproduce or disseminate the information contained in this document without the prior written consent of J.P. Morgan. Additional information is available upon request. Clients should contact their J.P. Morgan representative in, and execute transactions through, their home jurisdiction unless governing law permits otherwise.

Copyright 2013 JPMorgan Chase and Co. All rights reserved. Additional information is available upon request.

J.P. Morgan Structured Investments | 800 576 3529 |
JPM_Structured_Investments@jpmorgan.com May 2014